# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Battalion Oil Corporation, CIK 0001282648
CUSIP: 07134L107
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 820 Gessner Road, Suite 1100, Houston, Texas (TX), 77024
Date of event which requires filing of this statement: 08/17/2026
Amends the filing with accession number 0001140361-24-026320
Filed by CIK 0001403528
Persons authorized to receive notices and communications: Martin Boskovich, Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071, (213) 830-6759

## Reporting persons
- OCM HLCN Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,797,151; sole dispositive power 0; shared dispositive power 12,797,151; aggregate amount beneficially owned 12,797,151 (19.36% of the class)
  Comment: The reported securities include 8,806,376 shares of Common Stock issuable upon conversion or redemption of the shares of Preferred Stock (as defined below) directly held by OCM HLCN Holdings, L.P. ("OCM HLCN").
  
  All calculations of percentage ownership herein are based upon an aggregate of 57,282,155 shares of Common Stock outstanding as of August 10, 2026 as set forth in the Form 10-Q filed by the Issuer with the SEC on August 12, 2026, plus 8,806,376 shares of Common Stock issuable upon conversion or redemption of shares of Preferred Stock beneficially owned by the Reporting Persons.
- Oaktree Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,797,151; sole dispositive power 0; shared dispositive power 12,797,151; aggregate amount beneficially owned 12,797,151 (19.36% of the class)
  Comment: The reported securities include 8,806,376 shares of Common Stock issuable upon conversion or redemption of the shares of Preferred Stock (as defined below) directly held by OCM HLCN.
  
  All calculations of percentage ownership herein are based upon an aggregate of 57,282,155 shares of Common Stock outstanding as of August 10, 2026 as set forth in the Form 10-Q filed by the Issuer with the SEC on August 12, 2026, plus 8,806,376 shares of Common Stock issuable upon conversion or redemption of shares of Preferred Stock beneficially owned by the Reporting Persons.
- Oaktree Fund GP I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,797,151; sole dispositive power 0; shared dispositive power 12,797,151; aggregate amount beneficially owned 12,797,151 (19.36% of the class)
  Comment: The reported securities include 8,806,376 shares of Common Stock issuable upon conversion or redemption of the shares of Preferred Stock (as defined below) directly held by OCM HLCN.
  
  All calculations of percentage ownership herein are based upon an aggregate of 57,282,155 shares of Common Stock outstanding as of August 10, 2026 as set forth in the Form 10-Q filed by the Issuer with the SEC on August 12, 2026, plus 8,806,376 shares of Common Stock issuable upon conversion or redemption of shares of Preferred Stock beneficially owned by the Reporting Persons.
- Oaktree Capital I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,797,151; sole dispositive power 0; shared dispositive power 12,797,151; aggregate amount beneficially owned 12,797,151 (19.36% of the class)
  Comment: The reported securities include 8,806,376 shares of Common Stock issuable upon conversion or redemption of the shares of Preferred Stock (as defined below) directly held by OCM HLCN.
  
  All calculations of percentage ownership herein are based upon an aggregate of 57,282,155 shares of Common Stock outstanding as of August 10, 2026 as set forth in the Form 10-Q filed by the Issuer with the SEC on August 12, 2026, plus 8,806,376 shares of Common Stock issuable upon conversion or redemption of shares of Preferred Stock beneficially owned by the Reporting Persons.
- Brookfield OCM Holdings II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,797,151; sole dispositive power 0; shared dispositive power 12,797,151; aggregate amount beneficially owned 12,797,151 (19.36% of the class)
  Comment: The reported securities include 8,806,376 shares of Common Stock issuable upon conversion or redemption of the shares of Preferred Stock (as defined below) directly held by OCM HLCN.
  
  All calculations of percentage ownership herein are based upon an aggregate of 57,282,155 shares of Common Stock outstanding as of August 10, 2026 as set forth in the Form 10-Q filed by the Issuer with the SEC on August 12, 2026, plus 8,806,376 shares of Common Stock issuable upon conversion or redemption of shares of Preferred Stock beneficially owned by the Reporting Persons.
- Brookfield OCM Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,797,151; sole dispositive power 0; shared dispositive power 12,797,151; aggregate amount beneficially owned 12,797,151 (19.36% of the class)
  Comment: The reported securities include 8,806,376 shares of Common Stock issuable upon conversion or redemption of the shares of Preferred Stock (as defined below) directly held by OCM HLCN.
  
  All calculations of percentage ownership herein are based upon an aggregate of 57,282,155 shares of Common Stock outstanding as of August 10, 2026 as set forth in the Form 10-Q filed by the Issuer with the SEC on August 12, 2026, plus 8,806,376 shares of Common Stock issuable upon conversion or redemption of shares of Preferred Stock beneficially owned by the Reporting Persons.
- Brookfield Oaktree Holdings, LLC (CIK 0001403528): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,797,151; sole dispositive power 0; shared dispositive power 12,797,151; aggregate amount beneficially owned 12,797,151 (19.36% of the class)
  Comment: The reported securities include 8,806,376 shares of Common Stock issuable upon conversion or redemption of the shares of Preferred Stock (as defined below) directly held by OCM HLCN.
  
  All calculations of percentage ownership herein are based upon an aggregate of 57,282,155 shares of Common Stock outstanding as of August 10, 2026 as set forth in the Form 10-Q filed by the Issuer with the SEC on August 12, 2026, plus 8,806,376 shares of Common Stock issuable upon conversion or redemption of shares of Preferred Stock beneficially owned by the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Battalion Oil Corporation
Address of issuer's principal executive offices: 820 Gessner Road, Suite 1100, Houston, Texas (TX), 77024
Comment: The following constitutes Amendment No. 7 ("Amendment No. 7") to the Schedule 13D filed by the undersigned with the SEC October 22, 2019 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto, filed with the SEC on March 31, 2023, Amendment No. 2 thereto, filed with the SEC on September 8, 2023, Amendment No. 3 thereto, filed with the SEC on December 19, 2023, Amendment No. 4 thereto, filed with the SEC on March 29, 2024, Amendment No. 5 thereto, filed with the SEC on May 15, 2024 and Amendment No. 6 thereto, filed with the SEC on May 15, 2026 (collectively, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 7 shall maintain the meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of Schedule 13D are hereby amended and restated as follows and set forth in subsections (b) and (c) hereof:

The responses of the Reporting Persons to rows (11) and (13) on the cover pages of this Schedule 13D are incorporated by reference into this Item 5(a).

OCM HLCN directly holds 3,988,089 shares of Common Stock and beneficially owns 8,806,376 shares of Common Stock issuable upon conversion of the Preferred Stock directly held by OCM HLCN. In this regard, the shares of the Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, and Series A-4 Preferred Stock (collectively, the "Preferred Stock") directly held by OCM HLCN are currently convertible, based on their respective Conversion Ratios previously disclosed in Item 6 of the Schedule 13D (as amended), into 1,230,614, 2,065,530, 2,734,349, 1,358,894 and 1,416,988 shares of Common Stock, respectively. Due to necessary reconciliation with the Issuer regarding the conversion calculations for the Preferred Stock, the updated amount of Common Stock issuable upon conversion of the Preferred Stock directly held by OCM HLCN was communicated and confirmed by the Issuer on August 17, 2026. The reported amount includes an additional 2,686 shares of Common Stock held in a separately managed account managed by an affiliate of the Reporting Persons. The beneficial ownership reported herein has been rounded to the nearest whole share, as applicable, unless otherwise specified.

Each of the Reporting Persons may be deemed to share the power to vote or dispose of the reported securities, but the filing of this statement shall not be deemed an admission of beneficial ownership for purposes of Section 13(d) or Section 13(g) or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to rows (7) through (10) on the cover pages of this Schedule 13D and the information set forth in Item 5(a) hereof are incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as reflected herein, the Reporting Persons have not effected any transactions in the shares of Common Stock during the prior 60 days.

## Signatures
- OCM HLCN Holdings, L.P.: /s/ Henry Orren, Henry Orren / Managing Director (08/17/2026)
- Oaktree Fund GP, LLC: /s/ Henry Orren, Henry Orren / Managing Director (08/17/2026)
- Oaktree Fund GP I, L.P.: /s/ Henry Orren, Henry Orren / Managing Director (08/17/2026)
- Oaktree Capital I, L.P.: /s/ Henry Orren, Henry Orren / Managing Director (08/17/2026)
- Brookfield OCM Holdings II, LLC: /s/ Henry Orren, Henry Orren / Managing Director (08/17/2026)
- Brookfield OCM Holdings, LLC: /s/ Henry Orren, Henry Orren / Managing Director (08/17/2026)
- Brookfield Oaktree Holdings, LLC: /s/ Henry Orren, Henry Orren / Managing Director (08/17/2026)
Comment: OCM HLCN HOLDINGS, L.P., By: Oaktree Fund GP, LLC Its: General Partner, By: Oaktree Fund GP I, L.P. Its: Managing Member. OAKTREE FUND GP, LLC, By: Oaktree Fund GP I, L.P. Its: Managing Member.